UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: July 17, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

17 July 2012

CSR plc

Board Appointment

CSR plc (“CSR” or “the Company”) today announces that Mr Chris Stone has been appointed a non-executive director of the Company to take immediate effect.

Mr Stone served as Chief Executive Officer of Northgate Information Solutions plc (now Northgate Information Solutions Holdings Limited), (‘Northgate’) from October 1999 until December 2011, and was responsible for creating a market leader in providing specialist software, outsourcing and information technology (IT) services to the human resources, local government, education and public safety markets across five continents with revenues of over £800 million and employing over 10,000 people. Following the acquisition of Northgate in 2007 by private equity firm KKR for £1 billion, when Northgate de-listed, Mr Stone remained as CEO until December 2011. Prior to his role at Northgate, Mr Stone held senior positions with Accenture, Digital Equipment Corporation UK and EDS.

Ron Mackintosh, Chairman of CSR said “I am delighted to be welcoming Chris to CSR. He has extensive experience as a chief executive in growing a business with world leading positions in dynamic technology sectors. Chris’s capabilities and experience will further strengthen and diversify our Board”.